SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 6)

                      ROCKEFELLER CENTER PROPERTIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  773102 10 8
                                (CUSIP Number)

                                 Andrew Nathan
                               Rockprop, L.L.C.
                              520 Madison Avenue
                           New York, New York 10022
                                (212) 715-0375
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 30, 1996
            (Date of Event which Requires Filing of this Statement)


            If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].



               Rockprop, L.L.C. ("Rockprop"), David Rockefeller (together with his designated affiliates, "Rockefeller"), Troutlet Investments Corporation (together with its designated affiliates, "Troutlet") and EXOR GROUP Societe Anonyme (together with its designated affiliates, "EXOR")(collectively, the "Reporting Persons"), hereby amend the report on Schedule 13D, dated October 18, 1995, as amended by Amendment No. 1 thereto dated October 26, 1995, Amendment No. 2 thereto dated November 13, 1995, Amendment No. 3 thereto dated March 13, 1996, Amendment No. 4 thereto dated May 7, 1996 and Amendment No. 5 thereto dated June 27, 1996 (collectively, the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs as new lettered paragraphs (l) and (m) immediately after lettered paragraph (k) appearing therein:

               (l) On June 30, 1996, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, EXOR and Troutlet entered into Amendment No. 4 to the Agreement and Plan of Merger amending the terms of the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement, Amendment No. 2 to the Merger Agreement and Amendment No. 3 to the Merger Agreement. A copy of Amendment No. 4 to the Merger Agreement is attached hereto as Exhibit 31 and is incorporated herein by reference.

               (m) On June 30, 1996, RCPI and GSMC entered into Amendment No. 4 to the Supplemental Agreement amending the terms of the Supplemental Agreement, as amended by Amendment No. 1 to the Supplemental Agreement, Amendment No. 2 to the Supplemental Agreement and Amendment No. 3 to the Supplemental Agreement, to conform to the terms of the Merger Agreement as amended by Amendments No. 1, No. 2, No. 3 and No. 4 to the Merger Agreement. A copy of Amendment No. 4 to the Supplemental Agreement is attached hereto as Exhibit 32 and is incorporated herein by reference.


Item 7.        Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:


Exhibit No.           Exhibit

31                    Amendment No. 4 to the Agreement and
                      Plan of Merger, dated as of June 30,
                      1996, among Rockefeller Center
                      Properties, Inc., RCPI Holdings Inc.,
                      RCPI Merger Inc., Whitehall Street
                      Real Estate Limited Partnership V,
                      Rockprop, L.L.C., David Rockefeller,
                      EXOR Group S.A., Troutlet Investments
                      Corporation and, for the purposes of
                      Section 2 only, Goldman Sachs
                      Mortgage Company.
32                    Amendment No. 4 to the Supplemental
                      Agreement, dated June 30, 1996,
                      between Rockefeller Center
                      Properties, Inc. and Goldman Sachs
                      Mortgage Company.




                                   SIGNATURE


               After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  July 26, 1996



                           Rockprop, L.L.C.

                           By:   Tishman Speyer Crown Equities
                           Its:  Managing Member


                                 By:   Tishman Speyer Associates
                                         Limited Partnership,
                                         General Partner


                                       By:   /s/ Jerry I. Speyer
                                             --------------------------
                                             Jerry I. Speyer/
                                             Robert V. Tishman,
                                             General Partner



                           David Rockefeller


                                 By:   /s/ Peter W. Herman
                                       --------------------------
                                       Peter W. Herman
                                       Attorney-in-Fact




                           Troutlet Investments Corporation


                                 By:   /s/ Squire N. Bozorth
                                       --------------------------
                                       Squire N. Bozorth
                                       Attorney-in-Fact


                           EXOR GROUP Societe Anonyme


                                 By:   /s/ Ernest Rubenstein
                                       --------------------------
                                       Ernest Rubenstein
                                       Attorney-in-Fact

                           Istituto Finanziario Industriale S.p.A.


                                 By:   /s/ Ernest Rubenstein
                                       --------------------------
                                       Ernest Rubenstein
                                       Attorney-in-Fact

                           Giovanni Agnelli & C. S.a.a.


                                 By:   /s/ Ernest Rubenstein
                                       --------------------------
                                       Ernest Rubenstein
                                       Attorney-in-Fact


                           /s/ Ernest Rubenstein
                           --------------------------
                           Giovanni Agnelli, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/ Ernest Rubenstein
                           --------------------------
                           Umberto Agnelli, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/ Ernest Rubenstein
                           --------------------------
                           Gianluigi Gabetti, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/ Ernest Rubenstein
                           --------------------------
                           Cesare Romiti, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/ Ernest Rubenstein
                           --------------------------
                           Carlo Camerana, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/ Ernest Rubenstein
                           --------------------------
                           Gabriele Galateri, by Ernest
                           Rubenstein, Attorney-in-Fact